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                                                                  EXHIBIT (a)(2)

[WAVE TECHNOLOGIES INTERNATIONAL LOGO]

                                                                  March 22, 2000

Dear Shareholder:

     I am pleased to inform you that on March 10, 2000, Wave Technologies International, Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement") with Thomson US Holdings Inc. and its newly-formed subsidiary WTI Acquisition Corporation, which provides for the acquisition of the Company by Thomson US Holdings. WTI Acquisition has commenced a tender offer for all outstanding shares of Common Stock of the Company at a price of $9.75 per share payable all in cash. Thomson US Holdings will, if it successfully completes the tender offer, effect a merger of the Company with WTI Acquisition in order to make the Company a wholly-owned subsidiary. Any shares not tendered in the offer will be converted into the right to receive $9.75 in cash, or any higher price that may be paid in the offer.

     The Company's Board of Directors unanimously (i) determined that the terms of the offer and the merger are fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that shareholders accept the offer and tender their shares. In arriving at its recommendation, the Board considered the factors described in the accompanying Offer to Purchase, which is being sent to you by WTI Acquisition. Additional information with respect to the offer and the merger accompany this letter. These documents set forth all of the terms of the offer and provide instructions as to how to tender your shares. Also included is a Schedule 14D-9 prepared by the Company which contains a discussion of the background and the Board's reasons for the approval of the Offer and the Merger. I urge you to read all these materials carefully and in their entirety.

     On behalf of myself, the other members of management and directors of the Company, I want to sincerely thank you for the support you have given us over the years. If you have any questions about the offer, please feel free to call Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834.
                                          Very truly yours,

                                          /s/ Kenneth W. Kousky
                                          Kenneth W. Kousky
                                          CHAIRMAN OF THE BOARD, PRESIDENT
                                          AND CHIEF EXECUTIVE OFFICER

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          WAVE TECHNOLOGIES
        INTERNATIONAL, INC.
      10845 OLIVE BOULEVARD
        ST. LOUIS, MO 63141
   Corporate (800) 994-5767
        Corporate Fax (314)
                   995-3894
       Sales (800) 828-2050
   Sales Fax (314) 995-9726
           www.wavetech.com